UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No.1)*

So-Young International Inc.

(Name of Issuer)

Class A Ordinary Shares, $0.0005 par value per share**

American Depositary Shares

(Title of Class of Securities)

83356Q108

(CUSIP Number)

c/o Suite 2901, 29th Floor, the Center

99 Queen's Road Central, Central, Hong Kong

Attention: Ms. Lam Lai Ming

Telephone: +852 2115 8810

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but in connection with the registration of American Depositary Shares, 13 American depositary shares represent 10 Class A ordinary shares.
***	CUSIP number of the American Depositary Shares.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83356Q108	13D/A	Page 1

1	Names of reporting persons Absolute Fortune Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,616,027 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 2,616,027 ADS

11	Aggregate amount beneficially owned by each reporting person 2,616,027 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.02%*
14	Type of reporting person (see instructions) CO

* Calculated using the number of outstanding Class A ordinary shares of 66,613,419 as reported to be outstanding in the Issuer's Form 6-K filed with the Securities Exchange Commission on August 30, 2019. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 2

1	Names of reporting persons Orchid Asia VI, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,485,226 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 2,485,226 ADS

11	Aggregate amount beneficially owned by each reporting person 2,485,226 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.87%*
14	Type of reporting person (see instructions) PN

* Calculated using the number of outstanding Class A ordinary shares of 66,613,419 as reported to be outstanding in the Issuer's Form 6-K filed with the Securities Exchange Commission on August 30, 2019. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 3

1	Names of reporting persons Orchid Asia V Co-Investment, Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 130,801 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 130,801 ADS

11	Aggregate amount beneficially owned by each reporting person 130,801 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.15%*
14	Type of reporting person (see instructions) CO

* Calculated using the number of outstanding Class A ordinary shares of 66,613,419 as reported to be outstanding in the Issuer's Form 6-K filed with the Securities Exchange Commission on August 30, 2019. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 4

1	Names of reporting persons OAVI Holdings, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,485,226 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 2,485,226 ADS

11	Aggregate amount beneficially owned by each reporting person 2,485,226 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.87%*
14	Type of reporting person (see instructions) HC

* Calculated using the number of outstanding Class A ordinary shares of 66,613,419 as reported to be outstanding in the Issuer's Form 6-K filed with the Securities Exchange Commission on August 30, 2019. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 5

1	Names of reporting persons Orchid Asia VI GP, Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,485,226 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 2,485,226 ADS

11	Aggregate amount beneficially owned by each reporting person 2,485,226 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.87%*
14	Type of reporting person (see instructions) HC

* Calculated using the number of outstanding Class A ordinary shares of 66,613,419 as reported to be outstanding in the Issuer's Form 6-K filed with the Securities Exchange Commission on August 30, 2019. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 6

1	Names of reporting persons Golden Horizon Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,029,756 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 4,029,756 ADS

11	Aggregate amount beneficially owned by each reporting person 4,029,756 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.65%*
14	Type of reporting person (see instructions) CO

* Calculated using the number of outstanding Class A ordinary shares of 66,613,419 as reported to be outstanding in the Issuer's Form 6-K filed with the Securities Exchange Commission on August 30, 2019. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 7

1	Names of reporting persons Orchid Asia VII, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,346,627 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 6,346,627 ADS

11	Aggregate amount beneficially owned by each reporting person 6,346,627 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.33%*
14	Type of reporting person (see instructions) PN

* Calculated using the number of outstanding Class A ordinary shares of 66,613,419 as reported to be outstanding in the Issuer's Form 6-K filed with the Securities Exchange Commission on August 30, 2019. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 8

1	Names of reporting persons Orchid Asia VII Co-Investment, Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 469,257 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 469,257 ADS

11	Aggregate amount beneficially owned by each reporting person 469,257 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.54%*
14	Type of reporting person (see instructions) CO

* Calculated using the number of outstanding Class A ordinary shares of 66,613,419 as reported to be outstanding in the Issuer's Form 6-K filed with the Securities Exchange Commission on August 30, 2019. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 9

1	Names of reporting persons OAVII Holdings, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,346,627 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 6,346,627 ADS

11	Aggregate amount beneficially owned by each reporting person 6,346,627 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.33%*
14	Type of reporting person (see instructions) HC

* Calculated using the number of outstanding Class A ordinary shares of 66,613,419 as reported to be outstanding in the Issuer's Form 6-K filed with the Securities Exchange Commission on August 30, 2019. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 10

1	Names of reporting persons Orchid Asia VII GP, Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,346,627 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 6,346,627 ADS

11	Aggregate amount beneficially owned by each reporting person 6,346,627 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.33%*
14	Type of reporting person (see instructions) HC

* Calculated using the number of outstanding Class A ordinary shares of 66,613,419 as reported to be outstanding in the Issuer's Form 6-K filed with the Securities Exchange Commission on August 30, 2019. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 11

1	Names of reporting persons Orchid Asia V Group Management, Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,831,853 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 8,831,853 ADS

11	Aggregate amount beneficially owned by each reporting person 8,831,853 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.20%*
14	Type of reporting person (see instructions) HC

* Calculated using the number of outstanding Class A ordinary shares of 66,613,419 as reported to be outstanding in the Issuer's Form 6-K filed with the Securities Exchange Commission on August 30, 2019. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 12

1	Names of reporting persons Orchid Asia V Group, Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,831,853 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 8,831,853 ADS

11	Aggregate amount beneficially owned by each reporting person 8,831,853 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.20%*
14	Type of reporting person (see instructions) HC

* Calculated using the number of outstanding Class A ordinary shares of 66,613,419 as reported to be outstanding in the Issuer's Form 6-K filed with the Securities Exchange Commission on August 30, 2019. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 13

1	Names of reporting persons AREO Holdings Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,431,911 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 9,431,911 ADS

11	Aggregate amount beneficially owned by each reporting person 9,431,911 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.89%*
14	Type of reporting person (see instructions) HC

* Calculated using the number of outstanding Class A ordinary shares of 66,613,419 as reported to be outstanding in the Issuer's Form 6-K filed with the Securities Exchange Commission on August 30, 2019. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 14

1	Names of reporting persons Ms. Lam Lai Ming
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,431,911 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 9,431,911 ADS

11	Aggregate amount beneficially owned by each reporting person 9,431,911 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.89%*
14	Type of reporting person (see instructions) IN

* Calculated using the number of outstanding Class A ordinary shares of 66,613,419 as reported to be outstanding in the Issuer's Form 6-K filed with the Securities Exchange Commission on August 30, 2019. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 15

This statement constitutes Amendment No.1 to the Schedule 13D relating to the Class A ordinary shares, par value of $0.0005 per share, of So-Young International Inc. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on November 1, 2019 (the "Statement") to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Statement.

Item 2. IDENTITY AND BACKGROUND

 Item 2(b) to item 2(f) of the Statement are hereby amended and replaced entirely as follows:

(b) Residence or Business Address:

The address of principal business office of Absolute Fortune Limited, Golden Horizon Limited and Orchid Asia VII Co-Investment, Limited is:

c/o Vistra (Cayman) Limited P. O. Box 31119, Grand Pavilion Hibiscus Way, 802 West Bay Road Grand Cayman, KY1-1205 Cayman Islands

The address of principal business office of Orchid Asia VI, L.P., OAVI Holdings, L.P., Orchid Asia VI GP, Limited, Orchid Asia VII, L.P., OAVII Holdings, L.P. Orchid Asia VII GP, Limited, Orchid Asia V Group Management, Limited, Orchid Asia V Group, Limited is:

c/o Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands

The address of principal business office of Orchid Asia V Co-Investment, Limited is:

c/o Corporate Management Solutions (Cayman) ltd. Two Artillery Court, 2/F, 161 Shedden Road PO box 799, George Town Grand cayman, KY1-1103 Cayman Islands

The address of principal business office of AREO Holdings Limited is:

c/o Vistra Corporate Services Centre Wickhams Cay II, Road Town Tortola, VG 1110, British Virgin Islands

The business address of Ms. Lam Lai Ming, Mr. Gabriel Li, Mr. Rayal Robert Bodden and Mr. Alric Jeremy Lindsay is:

c/o Suite 2901, 29th Floor, The Center 99 Queen's Road Central, Central, Hong Kong.

(c)    Absolute Fortune Limited,  Orchid Asia VI, L.P., Orchid Asia V Co-Investment, Limited, Golden Horizon Limited, Orchid Asia VII, L.P. and Orchid Asia VII Co-Investment Limited are part of Orchid Asia V Group, Limited, an investment complex that focuses on companies in Asia and China in particular.

Orchid Asia VI, L.P. and Orchid Asia V- Co Investment, Limited are the immediate shareholders of Absolute Fortune Limited.  Orchid Asia VII, L.P. and Orchid Asia VII- Co Investment, Limited are the immediate shareholders of Golden Horizon Limited.

OAVI Holdings, L.P. is the general partner of Orchid Asia VI, L.P. Orchid Asia VI GP, Limited is the general partner of OAVI Holdings, L.P. which is in turned a wholly owned subsidiary of Orchid Asia V Group Management, Limited.

OAVII Holdings, L.P. is the general partner of Orchid Asia VII, L.P. Orchid Asia VII GP, Limited is the general partner of OAVII Holdings, L.P. which is in turned a wholly owned subsidiary of Orchid Asia V Group Management, Limited.

Orchid Asia V Group Management Ltd. is a wholly-owned subsidiary of Orchid Asia V Group, Limited and is also the investment manager of Orchid Asia VI, L.P. and Orchid Asia VII, L.P.

Orchid Asia V Group, Limited is a wholly-owned subsidiary of AREO Holdings Limited. AREO Holdings Limited is wholly-owned by Ms. Lam Lai Ming. Ms. Lam Lai Ming is the director of AREO Holdings Limited.

AREO Holdings Limited is also the controlling shareholder of Orchid Asia V Co-Investment, Limited and Orchid Asia VII Co-Investment, Limited.

Apart from the Reporting Persons described above, Mr. Gabriel Li is the director of entity (i), (iii), (v), (vi), (viii), (x), (xi), (xii) and (xiii) listed in Item 2(a) of the Statement. Mr. Rayal Robert Bodden and Mr. Alric Jeremy Lindsay are the directors of entity (v), (x), and (xi) listed in Item 2(a) of the Statement. Mr. Gabriel Li, Mr. Rayal Robert Bodden and Mr. Alric Jeremy Lindsay are collectively referred to as the "Directors".

(d)    None of the Reporting Persons nor the Directors have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the of the Reporting Persons nor the Directors have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The place of organization of Absolute Fortune Limited, Orchid Asia VI, L.P., Orchid Asia V Co-Investment, Limited, OAVI Holdings, L.P., Orchid Asia VI GP, Limited, Golden Horizon Limited, Orchid Asia VII, L.P., Orchid Asia VII Co-Investment, Limited, OAVII Holdings, L.P., Orchid Asia VII GP, Limited, Orchid Asia V Group Management, Limited, and Orchid Asia V Group, Limited are Cayman Islands.  The place of organization of AREO Holdings Limited is the British Virgin Islands.  The citizenship of Ms. Lam Lai Ming and Mr. Gabriel Li are Hong Kong. The citizenship of Mr. Rayal Robert Bodden and Mr. Alric Jeremy Lindsay are British Overseas Territories Citizen.

 Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

 Item 3 of the Statement is hereby amended and replaced entirely as follows:

From August 30, 2019 to November 18, 2019, Orchid Asia VII, L.P. and Orchid Asia VII Co-Investment, Limited respectively purchased 2,598,953 and 187,175 American Depositary Shares ("ADS"), 13 of which represent 10 Class A ordinary shares of the Issuer. A total of US$30,884,628.41 was paid to acquire the ADS.

Orchid Asia VII, L.P. and Orchid Asia VII Co-Investment, Limited purchased the ADS using the cash on hand.

CUSIP No. 83356Q108	13D/A	Page 16

Item 4. PURPOSE OF TRANSACTION

 Item 4 of the Statement is hereby amended and replaced entirely as follows:

The Reporting Persons acquired the shares to which this Statement relates in the ordinary course of business for investment purposes because they believe that the shares of the Issuer are undervalued and represent an attractive investment opportunity.

The Reporting Persons may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the shares of the Issuer and the Issuer, including, without limitation, matters concerning the Issuer's business, operations, board appointments, governance, performance, management, capitalization, trading of the shares of the Issuer at a discount to the Issuer's net asset value and strategic plans and matters relating to the open or closed end nature of the Issuer and timing of any potential liquidation of the Issuer. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer's business, operations, board appointments, governance, management, capitalization, strategic plans or matters relating to the open or closed end nature of the Issuer or timing of any potential liquidation of the Issuer, or propose or engage in one or more other actions set forth herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board of Directors, price levels of the shares of the Issuer, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Issuer or selling some or all of their shares of the Issuer, engaging in short selling of or any hedging or similar transactions with respect to the shares of the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the shares of the Issuer.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares of the Issuer reported herein.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) of the Statement is hereby amended and restated as follows:

(a)    Each of the Reporting Persons' current ownership in the securities of the Issuer is set forth on the cover pages to this Statement and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on 66,613,419 Class A ordinary shares outstanding as of June 30, 2019, reported to be outstanding in the Issuer's Form 6-K filed with the Securities Exchange Commission on August 30, 2019. 13 ADS represent 10 Class A ordinary shares.

Absolute Fortune Limited beneficially owns Class A ordinary shares/ADS that are equivalent to 2,616,027 ADS, which represents approximately 3.02% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Orchid Asia VI, L.P. may be deemed to beneficially own Class A ordinary shares/ADS that are equivalent to 2,485,226 ADS, which represents approximately 2.87% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Orchid Asia V Co-Investment, Limited may be deemed to beneficially own Class A ordinary shares/ADS that are equivalent to 130,801 ADS, which represents approximately 0.15% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

OAVI Holdings, L.P. may be deemed to beneficially own Class A ordinary shares/ADS that are equivalent to 2,485,226 ADS, which represents approximately 2.87% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

 Orchid Asia VI GP, Limited may be deemed to beneficially own Class A ordinary shares/ADS that are equivalent to 2,485,226 ADS, which represents approximately 2.87% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Golden Horizon Limited beneficially owns Class A ordinary shares/ADS that are equivalent to 4,029,756 ADS, which represents approximately 4.65% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Orchid Asia VII, L.P. beneficially owns Class A ordinary shares/ADS that are equivalent to 2,598,953 ADS and may be deemed to beneficially own Class A ordinary shares/ADS that are equivalent to 3,747,674 ADS, which represents approximately 7.33% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Orchid Asia VII Co-Investment Limited beneficially owns Class A ordinary shares/ADS that are equivalent to 187,175 ADS and may be deemed to beneficially own Class A ordinary shares/ADS that are equivalent to 282,082 ADS, which represents approximately 0.54% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

OAVII Holdings, L.P. may be deemed to beneficially own Class A ordinary shares/ADS that are equivalent to 6,346,627 ADS, which represents approximately 7.33% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Orchid Asia VII GP, Limited may be deemed to beneficially own Class A ordinary shares/ADS that are equivalent to 6,346,627 ADS, which represents approximately 7.33% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Each of Orchid Asia V Group Management, Limited and Orchid Asia V Group, Limited may be deemed to own an aggregate of Class A ordinary shares/ADS that are equivalent to 8,831,853 ADS, which constitutes approximately 10.20% of the Issuer's outstanding shares, calculated in accordance with Rule 13d-3 under the Act.

Each of AREO Holdings Limited and Ms. Lam Lai Ming may be deemed to beneficially own an aggregate of Class A ordinary shares/ADS that are equivalent to 9,431,911 ADS, which constitutes approximately 10.89% of the Issuer's outstanding shares, calculated in accordance with Rule 13d-3 under the Act.

CUSIP No. 83356Q108	13D/A	Page 17

Items 5(c) of the Statement is hereby amended and restated as follows:

(c)    The following table sets forth all transactions with respect to ADS effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of ADS effected in the open market.

Name of Reporting Person	Date of Transaction	Quantity	Price ($)
Orchid Asia VII, L.P.	08/30/2019	608,302	11.83
Orchid Asia VII, L.P.	09/03/2019	295,398	11.21
Orchid Asia VII, L.P.	09/04/2019	160,546	11.46
Orchid Asia VII, L.P.	09/05/2019	157,508	11.23
Orchid Asia VII, L.P.	09/10/2019	12,364	11.01
Orchid Asia VII, L.P.	09/11/2019	67,922	10.99
Orchid Asia VII, L.P.	09/12/2019	46,236	11.00
Orchid Asia VII, L.P.	10/16/2019	6	8.70
Orchid Asia VII, L.P.	10/17/2019	4,058	8.68
Orchid Asia VII, L.P.	10/18/2019	62,300	8.88
Orchid Asia VII, L.P.	10/22/2019	263,400	8.96
Orchid Asia VII, L.P.	10/24/2019	4,196	8.99
Orchid Asia VII, L.P.	10/25/2019	11,228	9.50
Orchid Asia VII, L.P.	10/28/2019	269,367	10.40
Orchid Asia VII, L.P.	10/29/2019	20,000	10.21
Orchid Asia VII, L.P.	11/04/2019	55,255	10.94
Orchid Asia VII, L.P.	11/05/2019	80,000	10.97
Orchid Asia VII, L.P.	11/11/2019	81,100	12.00
Orchid Asia VII, L.P.	11/12/2019	51,535	11.79
Orchid Asia VII, L.P.	11/13/2019	84,728	11.80
Orchid Asia VII, L.P.	11/14/2019	114,991	11.78
Orchid Asia VII, L.P.	11/18/2019	148,513	11.99

Orchid Asia VII Co-Investment, Limited	08/30/2019	45,600	11.84
Orchid Asia VII Co-Investment, Limited	09/03/2019	25,000	11.19
Orchid Asia VII Co-Investment, Limited	09/04/2019	12,000	11.47
Orchid Asia VII Co-Investment, Limited	09/05/2019	11,444	11.23
Orchid Asia VII Co-Investment, Limited	09/11/2019	4,700	11.00
Orchid Asia VII Co-Investment, Limited	09/12/2019	3,000	11.00
Orchid Asia VII Co-Investment, Limited	10/17/2019	802	8.88
Orchid Asia VII Co-Investment, Limited	10/18/2019	4,350	8.88
Orchid Asia VII Co-Investment, Limited	10/22/2019	18,200	8.96
Orchid Asia VII Co-Investment, Limited	10/28/2019	19,400	10.40
Orchid Asia VII Co-Investment, Limited	11/04/2019	2,850	10.91
Orchid Asia VII Co-Investment, Limited	11/05/2019	7,893	10.96
Orchid Asia VII Co-Investment, Limited	11/11/2019	7,900	12.00
Orchid Asia VII Co-Investment, Limited	11/12/2019	3,315	11.78
Orchid Asia VII Co-Investment, Limited	11/13/2019	5,634	11.79
Orchid Asia VII Co-Investment, Limited	11/14/2019	4,587	11.79
Orchid Asia VII Co-Investment, Limited	11/18/2019	10,500	11.99

CUSIP No. 83356Q108	13D/A	Page 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2019

Absolute Fortune Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Director

Orchid Asia VI, L.P.

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia V Co-Investment, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Director

OAVI Holdings, L.P.

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia VI GP, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Director

Golden Horizon Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Director

Orchid Asia VII, L.P.

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia VII Co-Investment, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Director

OAVII Holdings, L.P.

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia VII GP, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Director

Orchid Asia V Group Management, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Director

Orchid Asia V Group, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Director

AREO Holdings Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Director

Lam Lai Ming

/s/ Lam Lai Ming